Exhibit 99.2

Brookfield WEALTH SOLUTIONS LTD.

REPORT ON VOTING RESULTS

Annual General and Special Meeting of Shareholders
July 16, 2026

National Instrument 51-102 – Section 11.3 (Canada)

An annual general and special meeting of the holders of class A exchangeable limited voting shares (“class A shares”), class B limited voting shares (“class B shares”) and class C non-voting shares (“class C shares”) of Brookfield Wealth Solutions Ltd. (the “company”) was held on July 16, 2026 at 1:00 PM Eastern Daylight Time, in a virtual meeting format via live audio webcast.

The following is a summary of the votes cast by the holders of the class A shares, class B shares, and class C shares represented at this meeting. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the management information circular of the company dated June 5, 2026 (the “Circular”).

Election of Directors

All of the 10 nominees proposed by management for election to the board of directors of the company were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of class A shares in regard to the election of the five directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
Dr. Soonyoung Chang	45,981,235	99.47	246,193	0.53
William Cox	44,756,772	96.82	1,470,656	3.18
Michele Coleman Mayes	46,120,051	99.77	107,377	0.23
Lars Rodert	46,118,901	99.77	108,527	0.23
Anne Schaumburg	45,793,443	99.06	433,985	0.94

Management received a proxy from the holder of class B shares to vote all 36,000 class B shares for each of the five directors nominated for election by this shareholder class:

Director Nominee	Votes For	%
Barry Blattman	36,000	100
Michael McRaith	36,000	100
Gregory Morrison	36,000	100
Lori Pearson	36,000	100
Sachin Shah	36,000	100

Appointment of External Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the company to hold office until the next annual general meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of the votes cast by the holders of class A shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	47,444,293	99.79	101,285	0.21
class B shares	Carried	36,000	100	Nil	Nil

Return of Capital Distribution Resolution

The resolution approving a quarterly return of capital distribution on the class A shares and the class B shares of the company in respect of the periods ending on or around September 29, 2026, December 31, 2026, March 31, 2027 and June 30, 2027, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	46,192,042	99.92	35,386	0.08
class B shares	Carried	36,000	100	Nil	Nil

Transaction Resolution

The resolution approving the Transaction designed to simplify the corporate structure of the company, as set out in the Transaction Supplement to the Circular, was approved by the majority of the votes cast by the holders of class A shares, by the holder of class B shares and by the holders of class C shares, each voting as a separate class.

Management received the following proxies from the holders of class A shares, class B shares and class C shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	43,237,250	93.53	2,990,178	6.47
class B shares	Carried	36,000	100	Nil	Nil
class C shares	Carried	297,363,572	100	Nil	Nil

New BN Share Option Plan Resolution

The resolution approving a management share option plan for Brookfield Corporation Ltd. (“New BN”), as set out in the Transaction Supplement to the Circular, was approved. Approval of this resolution required the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the holders of class A shares and the holders of class A limited voting shares of Brookfield Corporation, and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of class B shares and the holder of class B limited voting shares of Brookfield Corporation, in each case, who voted in person or by proxy at the respective meetings.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	42,380,884	91.68	3,846,544	8.32
class B shares	Carried	36,000	100	Nil	Nil

Management of Brookfield Corporation received proxies from a sufficient number of holders of class A limited voting shares of Brookfield Corporation and class B limited voting shares of Brookfield Corporation for the resolution approving the New BN Share Option Plan to be approved.

New BN Escrowed Stock Plan Resolution

The resolution approving an escrowed stock plan for New BN, as set out in the Transaction Supplement to the Circular, was approved. Approval of this resolution required the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the holders of class A shares and the holders of class A limited voting shares of Brookfield Corporation, and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of class B shares and the holder of class B limited voting shares of Brookfield Corporation, in each case, who voted in person or by proxy at the respective meetings.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	42,379,188	91.68	3,848,240	8.32
class B shares	Carried	36,000	100	Nil	Nil

Management of Brookfield Corporation received proxies from a sufficient number of holders of class A limited voting shares of Brookfield Corporation and class B limited voting shares of Brookfield Corporation for the resolution approving the New BN Escrowed Stock Plan to be approved.

New BNC Escrowed Stock Plan Resolution

The resolution approving the escrowed stock plan for Brookfield Canada Corporation, [an affiliate of New BN], (“New BNC”), as set out in the Transaction Supplement to the Circular, was approved. Approval of this resolution required the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the holders of class A shares and the holders of class A limited voting shares of Brookfield Corporation, and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of class B shares and the holder of class B limited voting shares of Brookfield Corporation, in each case, who voted in person or by proxy at the respective meetings.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	45,407,261	98.23	820,167	1.77
class B shares	Carried	36,000	100	Nil	Nil

Management of Brookfield Corporation received proxies from a sufficient number of holders of class A limited voting shares of Brookfield Corporation and class B limited voting shares of Brookfield Corporation for the resolution approving the New BNC Escrowed Stock Plan to be approved.

New BNC Share Option Plan Resolution

The resolution approving the management share option plan for New BNC, as set out in the Transaction Supplement to the Circular, was approved. Approval of this resolution required the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the holders of class A shares and the holders of class A limited voting shares of Brookfield Corporation, and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of class B shares and the holder of class B limited voting shares of Brookfield Corporation, in each case, who voted in person or by proxy at the respective meetings.

Management received the following proxies from the holders of class A shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A shares	Carried	45,547,038	98.53	680,391	1.47
class B shares	Carried	36,000	100	Nil	Nil

Management of Brookfield Corporation received proxies from a sufficient number of holders of class A limited voting shares of Brookfield Corporation and class B limited voting shares of Brookfield Corporation for the resolution approving the New BNC Share Option Plan to be approved.

Other Business

There were no other matters coming before this meeting that required a vote by any of the shareholders of our company.

BROOKFIELD WEALTH SOLUTIONS LTD.

By:	/s/ Seamus MacLoughlin
Seamus MacLoughlin Corporate Secretary

Date: July 16, 2026